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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Kiska Arranges Private Placement

KSK10-05

Vancouver, BC – February 22, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) announces that the Company has arranged a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million.

Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share.  The warrants will contain a provision that will enable Kiska to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater.

Kiska may pay a finder’s fee in connection with the private placement in accordance with policies of the TSX Venture Exchange.

The closing will occur on or about March 2, 2010. The placement is subject to acceptance of the TSX Venture Exchange. The Units issued on the offering will be subject to a four-month hold.

Proceeds from this financing will be used for exploration of the Whistler Project, Alaska and for general corporate purposes.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with renowned technical expertise and sizable exploration portfolio including the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

February 22, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on February 22, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company has arranged a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million.

5.1

Full Description of Material Change

The Company has arranged a non-brokered private placement of up to 9,000,000 units at a price of $0.66 per unit, for gross proceeds of up to $5.94 million. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of one year from the closing of the private placement (the "Closing"), one common share at a price of $0.92 per share.  The warrants will contain a provision that will enable Kiska to force exercise of the warrants if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.40 per share or greater.

Kiska may pay a finder’s fee in connection with the private placement in accordance with policies of the TSX Venture Exchange. The closing will occur on or about March 2, 2010. The placement is subject to acceptance of the TSX Venture Exchange. The Units issued on the offering will be subject to a four-month hold.

Proceeds from this financing will be used for exploration of the Whistler Project, Alaska and for general corporate purposes.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 22nd day of February 2010

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: February 23, 2010	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer